April 1, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     William Mastrianna
Kathleen Krebs
Larry Spirgel

Re:          Dolphin Digital Media, Inc.
Information Statement on Schedule 14C
Filed March 18, 2016
File No. 000-50621

Ladies and Gentlemen:

On behalf of Dolphin Digital Media, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated March 24, 2016 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Information Statement on Schedule 14C (the “Information Statement”).  Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Information Statement (the “Amended Information Statement”), which incorporates the revisions to the Information Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of the Amended Information Statement, which shows all changes from the Information Statement, as filed with the SEC on March 18, 2016.

In the responses below, references to “we”, “our” and “us” refer to the Company.  Capitalized terms used but not defined in this response letter have the respective meanings ascribed to them in the Information Statement.  We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

General

1
You state on page 2 that written consent was provided by Mr. William O’Dowd who holds approximately 56.1 million shares of common stock representing 52.5% of the total number of votes entitled to be cast on the reverse stock split.  Please reconcile this statement with the figures presented in the beneficial ownership table.  You state that as of March 18, 2016, you had approximately 118.3 million shares of common stock outstanding; however the disclosure in the beneficial ownership table on page 6 suggests that there were at least 140 million shares outstanding.  It is also unclear how the number of shares of common stock and preferred stock owned by your shareholders effectively translates into voting power. Please advise or revise.  In addition to clarifying the contradictions cited above, please enhance your beneficial ownership table presentation by (1) separating stock ownership by class, (2) separating voting power by class, and (3) clarifying the ownership and voting totals for each beneficial owner.

Company’s Response:

Further to the Staff’s comment, the Amended Information Statement clarifies that, as of March 10, 2016, the date of the written consent, the Consenting Shareholders voted an aggregate of 56,137,074 shares of Common Stock in favor of the Reverse Stock Split, comprising 52.5% of a total of 106,841,992 shares of Common Stock issued and outstanding as of such date.  Additionally, the Amended Information Statement:  (i) discloses the respective conversion and voting rights of the Company’s outstanding preferred stock; (ii) corrects scrivener’s errors in the beneficial ownership table; and (iii) enhances the beneficial ownership table, including the accompanying narrative, to clarify ownership and voting totals.

Approval By Our Shareholders of … the Reverse Stock Split, page 3

2
You disclose that the number of authorized shares of common stock will remain at 400 million following the reverse stock split.  Please discuss and provide quantified disclosure regarding how the number of common shares available for issuance will therefore increase as a result of the reverse stock split.  In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist after the reverse stock split.  Also discuss what effect the reverse stock split will have on derivative securities, such as the conversion ratios of your preferred stock and exercise prices of outstanding warrants. Disclose whether you have any plans or arrangements for the increase in available authorized shares.

Company’s Response:

Further to the Staff’s comment, the Amended Information Statement contains (i) discussion and quantified disclosure regarding the increase in the number of shares of Common Stock available for issuance following the Reverse Stock Split, (ii) tabular disclosure containing data, in each case on a current basis and pro forma after giving effect to the Reverse Stock Split as if it had occurred on April 1, 2016, with respect to (1) the current number of issued and outstanding shares of Common Stock, (2) the current number of authorized but unissued shares of Common Stock reserved for specific purposes, including footnote disclosure of such purposes, and (3) the current number of authorized but unreserved shares.  Additionally, the Amended Information Statement contains disclosure with respect to the effect that the Reverse Stock Split will have on the Company’s derivative securities, as well as currently intended pans for the increase in the available number of authorized shares of Common Stock following the Reverse Stock Split.

As requested, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305 774-0407.

Sincerely, DOLPHIN DIGITAL MEDIA INC. /s/ William O’Dowd Chief Executive Officer
cc: Mirta Negrini, Chief Financial Officer Drew Altman, Greenberg Traurig, P.A. Randolph Bullard, Greenberg Traurig, P.A.